United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Amyris, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

03236M200
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M200

1	NAMES OF REPORTING PERSONS
Vivo Capital VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,882,656 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
10,882,656 (1)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,882,656 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The securities include (i) 6,488,674 shares of common stock, $0.0001 par value (the “Common Stock”), (ii) 1,212,787 shares of Common Stock issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 19.99% of the Company’s outstanding Common Stock; (iii) 2,506,451 shares of Common Stock issuable upon exercise of certain warrants, the exercise of which is subject to a beneficial ownership limitation of 9.99% of the Company’s outstanding Common Stock, and (iv) 674,771 shares of Common Stock issuable upon conversion of 2,875 shares of Series D Convertible Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 9.99% of the Company’s outstanding Common Stock. The securities excludes (i) 4,713,327 shares of Common Stock issuable upon exercise of certain warrants and (ii) 1,268,890 shares of Common Stock issuable upon conversion of 5,405 shares of Series D Convertible Preferred Stock, the exercise and conversion of which are both subject to a beneficial ownership limitation of 9.99% of the Company’s outstanding Common Stock. The securities are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2)	Based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019, plus (ii) 3,719,238 shares of Common Stock issuable upon the exercise of certain warrants, which are exercisable within 60 days of the reporting date, plus (iii) 674,771 shares of Common Stock issuable upon conversion of 2,875 shares of Series D Convertible Preferred Stock, which are convertible within 60 days of the reporting date.

CUSIP No. 03236M200

1	NAMES OF REPORTING PERSONS
Vivo Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
667
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
667
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
667
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(1)
12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Based on (i) 105,502,887 shares of Common Stock of the Issuer outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2019, plus (ii) 3,719,238 shares of Common Stock issuable upon the exercise of certain warrants, which are exercisable within 60 days of the reporting date, plus (iii) 674,771 shares of Common Stock issuable upon conversion of 2,875 shares of Series D Convertible Preferred Stock, which are convertible within 60 days of the reporting date.

Item 1. (a)	Name of Issuer:

Amyris, Inc.

(b)	Address of Issuer's Principal Executive Offices:

5885 Hollis Street, Suite 100, Emeryville, CA 94608

Item 2. (a)	Name of Person Filing:

This 13G Amendment No. 2 is filed jointly by Vivo Capital VIII, LLC and Vivo Capital LLC.

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital VIII, LLC is a Delaware limited liability company.

Vivo Capital LLC is a California limited liability company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

03236M200

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3) ;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

1.	Vivo Capital VIII, LLC.

The 10,882,656 shares of securities are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Edgar Engleman, Albert Cha, Shan Fu and Chen Yu and, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

2.	Vivo Capital LLC

The 667 shares of Common Stock are held of records by Vivo Capital LLC. Vivo Capital LLC provides investment services to Vivo Capital VIII, LLC. The voting members of Vivo Capital LLC are Frank Kung, Edgar Engleman, Albert Cha, Shan Fu and Chen Yu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)	Percent of class:

Vivo Capital VIII, LLC: 9.9%

Vivo Capital LLC: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital VIII, LLC: 10,882,656

Vivo Capital LLC: 667

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital VIII, LLC: 10,882,656

Vivo Capital LLC: 667

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital VIII, LLC

February 13, 2020
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Capital LLC

February 13, 2020
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)